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                           Exhibit 2.2



November 22, 1996

Mr. Thomas Eisenman
President
SeTech, Inc.
905 Industrial Drive
Murfreesboro, Tennessee 31370-4381
USA

Dear Mr. Eisenman:

You have called our attention to several agreed upon changes that were omitted from the final version of the Stock Purchase Agreement that we signed on November 7, 1996. It is our understanding that the language described below should be added to the Agreement to remedy these omissions.

Section 1.3 should be amended by adding a new Section 1.3(d) which shall read:

   In determining whether an adjustment to the Purchase Price is to be made under this Section 1.3, individual differences or changes of less than One Thousand Dollars ($1,000) for each category of asset or liability shall be ignored until the total of such differences or changes to be ignored equal Twenty-Five Thousand Dollars ($25,000), then the Purchase Price shall be adjusted to the extent the total of such differences or changes exceeds Twenty-Five Thousand Dollars ($25,000).

Section 3.9 should be amended by adding a new section 3.9(l) which shall read:

   In the event of a breach of this Section 3.9 by the Seller or the Companies, Buyer specifically waives any and all right to claim or seek (i) damages or expenses related to activities or events occurring after the Closing Date, and (ii) consequential damages. Buyer shall be eligible to claim and seek reimbursement of all damages (exclusive of consequential damages) related to activities or events occurring prior to the Closing Date.

Section 3.10 should be amended by adding a new paragraph at the end of section 3.10 which shall read:

   In the event of a breach of this Section 3.10 by the Seller or the Companies, Buyer specifically waives any and all right to claim or seek (i) damages or expenses related to activities or events occurring after the Closing Date, and (ii) consequential damages. Buyer shall be eligible to claim and seek reimbursement of all damages (exclusive of consequential damages) related to activities or events occurring prior to the Closing Date.

Section 3.16(b) should be amended by adding a new paragraph at the end of section 3.16(b) which shall read:

   In the event of a breach of this Section 3.16(b) by the Seller or the Companies, Buyer specifically waives any and all right to claim or seek (i) damages or expenses related to activities or events occurring after the Closing Date, and (ii) consequential damages. Buyer shall be eligible to claim and seek reimbursement of all damages (exclusive of consequential damages) related to activities or event occurring prior to the Closing Date.

By this letter and pursuant to Section 16 of the Stock Purchase Agreement dated November 7, 1996, SeTech, Inc. and Serco Inc. agree to amend Sections 1.3, 3.9, 3.10, and 3.16 of the Agreement, as described above. All capitalized terms not otherwise defined in this letter shall have the meanings ascribed to them in the Stock Purchase Agreement.

Please acknowledge your agreement to the foregoing by signing a facsimile copy of this letter and returning it to me by facsimile. I am also sending two signed originals by Federal Express for your signature. After signing both originals, please return one to me and retain the second for your records.

Yours truly,

Serco Inc.


__________________________
By:   Edward H. Montgomery
   Director
                     Agreed and Accepted this ______
                     day of November, 1996.


                     SeTech, Inc.


                     ______________________________________
                     By:   Thomas N. Eisenman
                        President